UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: August 6, 2025	By:	/s/ Annette Van Hoorde de Solis
	Name:	Annette Van Hoorde de Solis
	Title:	Chief Financial Officer

Panama City, Republic of Panama                             August 4, 2025

BLADEX ANNOUNCES 2Q25 NET PROFIT OF $64.2 MILLION , OR $1.73 PER SHARE, RESULTING IN AN ANNUALIZED RETURN ON EQUITY OF 18.5%
Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, announced today its results for the Second Quarter (“2Q25”) and six months (“6M25”) ended June 30, 2025.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL & BUSINESS HIGHLIGHTS
•Improved profitability, with Net Profits reaching $64.2 million in 2Q25 (+28% YoY) and $115.9 million in 6M25 (+14% YoY), fostered by strong top-line revenues, with stable credit provisions and greater efficiency.
•Annualized Return on Equity (“ROE”) increased to 18.5% in 2Q25 (+222 bps YoY) and 17.0% in 6M25 (+47 bps YoY), on the back of stronger income growth and the strengthening of the Bank's business model and successful execution of its strategy.
•Net Interest Income (“NII”) increased to a record-high of $67.7 million in 2Q25 (+8% YoY) and $133.0 million in 6M25 (+6% YoY), mainly driven by higher average business volumes and margin stability. Consequently, Net Interest Margin (“NIM”) stood at 2.36% for 2Q25 (-7bps YoY) and 6M25 (-9bps YoY), in the face of increased USD market liquidity driving competitive pricing.
•Record Fee Income at $19.9 million for 2Q25 (+59% YoY) and $30.5 million in 6M25 (+39% YoY), driven by the strong performance in all business lines, highlighted by the Bank's largest ever structured transaction and higher fees from letters of credit and credit commitments.
•Well-managed Efficiency Ratio of 23.1% for 2Q25 and 24.9% in 6M25, as revenue growth overcompensated the ongoing investments in technology, modernization and other business initiatives related to the Bank’s strategy execution.
•Credit Portfolio reached new all-time high at $12,182 million as of June 30, 2025 (+18% YoY), resulting from:
◦Commercial Portfolio EoP balances reaching an historic peak of $10,819 million at the end of 2Q25 (+18% YoY), driven by higher off-balance sheet business (+25% YoY), supported by strong credit demand across all business products.
◦Investment Portfolio amounted to $1,363 million (+20% YoY), mostly consisting of investment-grade securities outside of Latin America held at amortized cost, further enhancing country and credit-risk diversification and providing contingent liquidity funding.
•Healthy asset quality, with most of the credit portfolio (97.9%) remaining low risk or Stage 1 at the end of 2Q25. Impaired credits or Stage 3 principal balance totaled $19 million or 0.2% of total Credit Portfolio, with a robust reserve coverage of 5.1x.
•Steady growth of the Bank’s deposit base, reaching $6,446 million at the end of 2Q25 (+23% YoY), representing a new all-time high, and 62% of the Bank’s total funding sources (+4pp YoY). The Bank also counts on ample and constant access to interbank and debt capital markets, denoted by its most recent $4 billion MXN bond issuance in the Mexican capital market.
•Strong Liquidity position at $1,959 million, or 15.5% of total assets as of June 30, 2025, mostly consisting of deposits placed with the Federal Reserve Bank of New York (96%).
•The Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 15.0% and 13.9%, respectively, enhanced by strong earnings generation and within the Bank’s risk appetite.

Panama City, Republic of Panama                             August 4, 2025

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2Q25	1Q25	2Q24	6M25	6M24
Key Income Statement Highlights
Net Interest Income ("NII")	$67.7	$65.3	$62.8	$133.0	$125.6
Fees and commissions, net	$19.9	$10.6	$12.5	$30.5	$22.0
Gain (loss) on financial instruments, net	$2.2	$2.0	$(0.4)	$4.1	$(0.2)
Total revenues	$90.0	$77.9	$75.0	$168.0	$147.6
Provision for credit losses	$(5.0)	$(5.2)	$(6.7)	$(10.2)	$(9.7)
Operating expenses	$(20.8)	$(21.0)	$(18.2)	$(41.8)	$(36.5)
Profit for the period	$64.2	$51.7	$50.1	$115.9	$101.4

Profitability Ratios
Earnings per Share ("EPS") (1)	$1.73	$1.40	$1.36	$3.13	$2.76
Return on Average Equity (“ROE”) (2)	18.5%	15.4%	16.2%	17.0%	16.5%
Return on Average Assets (ROA) (3)	2.1%	1.8%	1.9%	2.0%	1.9%
Net Interest Margin ("NIM") (4)	2.36%	2.36%	2.43%	2.36%	2.45%
Net Interest Spread ("NIS") (5)	1.70%	1.65%	1.74%	1.68%	1.77%
Efficiency Ratio (6)	23.1%	26.9%	24.3%	24.9%	24.7%

Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (7)	$12,182	$11,950	$10,336	$12,182	$10,336
Commercial Portfolio (8)	$10,819	$10,686	$9,201	$10,819	$9,201
Investment Portfolio	$1,363	$1,264	$1,134	$1,363	$1,134
Total assets	$12,674	$12,395	$10,907	$12,674	$10,907
Total equity	$1,415	$1,371	$1,264	$1,415	$1,264
Market capitalization (9)	$1,500	$1,360	$1,091	$1,500	$1,091
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (10)	15.0%	15.1%	16.2%	15.0%	16.2%
Capital Adequacy Ratio (Regulatory) (11)	13.9%	13.5%	14.0%	13.9%	14.0%
Total assets / Total equity (times)	9.0	9.0	8.6	9.0	8.6
Liquid Assets / Total Assets (12)	15.5%	14.9%	17.4%	15.5%	17.4%
Credit-impaired loans to Loan Portfolio (13)	0.2%	0.2%	0.1%	0.2%	0.1%
Impaired credits (14) to Credit Portfolio	0.2%	0.1%	0.1%	0.2%	0.1%
Total allowance for losses to Credit Portfolio (15)	0.8%	0.8%	0.7%	0.8%	0.7%
Total allowance for losses to Impaired credits (times) (15)	5.1	5.3	7.5	5.1	7.5

Panama City, Republic of Panama                             August 4, 2025

Bladex’s activities are comprised of two business segments, Commercial and Treasury. Information related to each segment is set out below. Business segment reporting is based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue, and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions, and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

The majority of the Bank’s core financial intermediation business, consisting of loans – principal balance (or the “Loan Portfolio”), amounted to $8,597 million at the end of 2Q25, representing a slight decrease of 1% QoQ and an increase of 16% YoY, as the Bank continued experiencing strong credit demand, even in the context of global uncertainty and ample market liquidity. In addition, contingencies and acceptances amounted to $2,222 million at the end of 2Q25 (+11% QoQ; +25% YoY), reflecting sustained growth in commercial activity across the Region and strong demand in each segment of letters of credit, guarantees and credit commitments.

Panama City, Republic of Panama                             August 4, 2025

Consequently, the Bank’s Commercial Portfolio reached an all-time high of $10,819 million at the end of 2Q25, increasing 1% from $10,686 million in the prior quarter and increasing 18% from $9,201 million a year ago. In addition, the average Commercial Portfolio balance increased to $10,626 million in 2Q25 (+4% QoQ and +21% YoY) and to $10,405 million in 6M25 (+19% YoY).

As of June 30, 2025, 69% of the Commercial Portfolio was scheduled to mature within a year and trade finance transactions accounted for 63% of the Bank’s short-term original book.

Weighted average lending rates stood at 7.42% in 2Q25 (-11 bps QoQ; -107 bps YoY) and 7.47% in 6M25 (-104 bps YoY), reflecting the continued effect of lower USD market-based interest rates and ample market liquidity driving competitive pricing.

Panama City, Republic of Panama                             August 4, 2025

Commercial Portfolio by Country

Bladex maintains well-diversified exposures across countries and industries. Brazil at 14% of the total Commercial Portfolio, continues to represent the largest country-risk exposure, followed by Guatemala at 12%, Mexico at 11%, the Dominican Republic and Colombia at 9% each and Peru at 7%. Exposure to top-rated countries outside of Latin America, which relates to transactions carried out in the Region, represented 7% of the portfolio at the end of 2Q25. As of June 30, 2025, 38% of the Commercial Portfolio was geographically distributed in investment grade countries.

Exposure to the Bank’s traditional client base comprising financial institutions represented 32% of the total, while sovereign and state-owned corporations accounted for another 12%. Exposure to corporates accounted for the remainder 56% of the Commercial Portfolio, comprised of top-tier clients well diversified across sectors, with the most significant exposures in Electric Power at 9%, Food and Beverage at 8%, Oil & Gas (Integrated) at 7%, Oil & Gas (Downstream) at 6% and Metal Manufacturing at 5% of the Commercial Portfolio at the end of 2Q25.

Refer to Exhibit IX for additional information related to the Bank’s Commercial Portfolio distribution by country.

Panama City, Republic of Panama                             August 4, 2025

Commercial Portfolio by Industry

10,819
32%
9%
8%
7%
6%
5%
4%
4%
3%
3%
3%
3%
3%
2%
2%
2%

Financial Institutions	32%
Electric Power	9%
Food and Beverage	8%
Oil and Gas (Integrated)	7%
Oil and Gas (Downstream)	6%
Metal Manufacturing	5%
Retail Trade	4%
Other Manufacturing Industries	4%
Mining	3%
Other Services	3%
Wholesalers	3%
Telecommunications	3%
Coffee	3%
Petrochemical	2%
Sugar	2%
Paper	2%
Plastics and Packaging	1%
Construction and Infrastructure	1%
Oil and Gas (Upstream)	1%
Other Industries <1%	1%

Commercial Segment Profitability

Profits from the Commercial Business Segment include: (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales and distribution in the primary market; (iv) gain (loss) on sale of loans measured at FVTPL; (v) reversal (provision) for credit losses; and (vi) direct and allocated operating expenses.

(US$ million)	2Q25	1Q25	2Q24	QoQ (%)	YoY (%)	6M25	6M24	YoY (%)
Commercial Business Segment:
Net interest income	$59.7	$59.0	$55.9	1%	7%	$118.7	$112.3	6%
Other income	21.5	10.9	12.7	98%	69%	32.4	22.5	44%
Total revenues	81.2	69.9	68.7	16%	18%	151.1	134.8	12%
Provision for credit losses	(5.2)	(5.1)	(6.6)	-2%	22%	(10.3)	(10.3)	1%
Operating expenses	(16.3)	(16.9)	(14.6)	4%	-12%	(33.2)	(29.2)	-14%
Profit for the segment	$59.7	$47.9	$47.5	25%	26%	$107.6	$95.2	13%

Commercial Segment Profit totaled $59.7 million in 2Q25 (+25% QoQ and +26% YoY) and $107.6 million in 6M25 (+13% YoY), mostly driven by increased top line performance in NII and fee income generation, partly offset by higher letters of credit business and higher YoY operating expenses associated with the Bank’s increased commercial workforce and strategy execution.

Panama City, Republic of Panama                             August 4, 2025

TREASURY BUSINESS SEGMENT

The Treasury Business Segment manages the Bank’s investment portfolio and overall asset and liability structure to enhance funding efficiency and liquidity, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price, and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, as well as highly liquid corporate debt securities rated ‘A-‘ or above, and financial instruments related to investment management activities, consisting of the principal balances of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, consisting of deposits, securities sold under repurchased agreements, borrowed funds and floating and fixed rate debt placements.

Liquidity

The Bank’s liquid assets, mostly consisting of cash and due from banks, totaled $1,959 million as of June 30, 2025, compared to $1,852 million as of March 31, 2025, and $1,899 million as of June 30, 2024 , conforming with the Bank’s proactive and prudent liquidity management approach, which follows Basel methodology’s liquidity coverage ratio, as required by Panamanian banking regulator. At the end of those periods, liquidity balances to total assets represented 15%, 15% and 17%, respectively, while the liquidity balances to total deposits ratio was 30%, 32% and 36% respectively. As of June 30, 2025, 96% of total liquid assets represented deposits placed with the Federal Reserve Bank of New York (“FED”), and 2% of total liquid assets represented deposits placed with highly rated U.S. banks.

Panama City, Republic of Panama                             August 4, 2025

Investment Portfolio

The Investment Portfolio, focused on further diversifying credit-risk exposures and providing contingent liquidity funding, amounted to $1,363 million in principal amount as of June 30, 2025, up 8% from the previous quarter and up 20% from a year ago. As of June 30, 2025, 86% of the Investment Portfolio consists of investment-grade credit securities eligible for the FED discount window, and $48 million consists of highly rated corporate debt securities (‘A-‘ or above) classified as high quality liquid assets (“HQLA”) in accordance with the specifications of the Basel Committee.

Refer to Exhibit X for a per-country risk distribution of the Investment Portfolio.

Investment Portfolio by Country

Funding

The Bank’s principal sources of funds are deposits, borrowed funds and floating and fixed rate debt placements. As of June 30, 2025, total net funding amounted to $10,423 million, a 1% increase compared to $10,322 million a quarter ago, and a 15% increase compared to $9,102 million a year ago, as the Bank continues to expand and diversify its funding base aligned with the ongoing commercial strategic initiatives.

The Bank obtains deposits from central banks, as well as from multilaterals, commercial banks and corporations primarily located in the Region. Total deposits amounted to $6,446 million at the end of 2Q25 (+10% QoQ and +23% YoY), representing a new all-time high, and 62% of total funding sources, compared to 57% and 58%, a quarter and a year ago, respectively, highlighting the change in the funding structure towards increased reliance in deposits.

As of June 30, 2025, the Bank’s Yankee CD program totaled $1,306 million, or 13% of total funding sources, providing granularity and complementing the short-term funding structure and long-standing support from the Bank’s Class A shareholders (i.e.: central banks and their designees), which represented 37% of total deposits at the end of 2Q25.

Panama City, Republic of Panama                             August 4, 2025

Deposits by Client Type

Funding through short and medium-term borrowings and debt, net decreased 6% QoQ and increased 7% YoY to $3,779 million at the end of 2Q25. This ample and constant access to interbank and debt capital markets is clearly evidenced through public debt issuances in Mexico, Panama and the United States, coupled with private debt issuances placed in different markets primarily in Asia, Europe and Latin America. Funding through securities sold under repurchase agreements (“Repos”) reached $197 million at the end of 2Q25 (-57% QoQ; -35% YoY).

Funding Sources by Product

Panama City, Republic of Panama                             August 4, 2025

The Bank's funding sources are well diversified across geographies and currencies. In addition, the Bank has no significant foreign exchange risk, nor does it hold material open foreign exchange positions. Funding obtained in other currencies is hedged with derivatives to avoid any currency mismatch.

Funding Sources by Region

Weighted average funding costs resulted in 4.99% in 2Q25 (-11 bps QoQ; -72 bps YoY) and 5.04% in 6M25 (-65 bps YoY), reflecting the continued effect of lower USD market-based interest rates.

Treasury Segment Profitability

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned Treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

(US$ million)	2Q25	1Q25	2Q24	QoQ (%)	YoY (%)	6M25	6M24	YoY (%)
Treasury Business Segment:
Net interest income	$8.1	$6.2	$6.8	30%	18%	$14.3	$13.3	7%
Other income (expense)	0.8	1.8	(0.5)	-57%	270%	2.6	(0.5)	655%
Total revenues	8.9	8.0	6.4	10%	39%	16.9	12.9	31%
Reversal of (provision for) credit losses	0.2	(0.1)	(0.1)	216%	304%	0.0	0.6	-96%
Operating expenses	(4.6)	(4.1)	(3.7)	-12%	-25%	(8.6)	(7.3)	-19%
Profit for the segment	$4.5	$3.8	$2.6	17%	70%	$8.3	$6.2	34%

The Treasury Business Segment recorded a $4.5 million profit for 2Q25 (+17% QoQ; +70% YoY) and $8.3 million profit for 6M25 (+34% YoY), primarily driven by higher Net Interest Income resulting from an effective funding and liquidity

Panama City, Republic of Panama                             August 4, 2025

management, coupled with positive other income results and reversals of provisions for credit losses in 2Q25, offsetting increased operating expenses.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2Q25	1Q25	2Q24	QoQ (%)	YoY (%)	6M25	6M24	YoY (%)
Net Interest Income
Interest income	$194.4	$189.4	$195.4	3%	0%	$383.9	$388.9	-1%
Interest expense	(126.7)	(124.2)	(132.6)	2%	-4%	(250.9)	(263.3)	-5%
Net Interest Income ("NII")	$67.7	$65.3	$62.8	4%	8%	$133.0	$125.6	6%

Net Interest Spread ("NIS")	1.70%	1.65%	1.74%			1.68%	1.77%

Net Interest Margin ("NIM")	2.36%	2.36%	2.43%			2.36%	2.45%

NII increased 4% QoQ and 8% YoY to $67.7 million in 2Q25. For the six months ended June 30, 2025, NII increased 6% to $133.0 million. Solid NII levels continue to be supported by a steady increase in business volumes, margin stability and disciplined pricing, together with a higher deposit base allowing for an efficient cost of funds, partly offset by the continued effect of increased USD market liquidity driving competitive pricing. As a result, NIM stood at 2.36% in 2Q25 and 6M25.

FEES AND COMMISSIONS
Fees and Commissions, net, include revenues associated with the letter of credit business and guarantees, credit commitments, loan structuring and syndication, loan intermediation and distribution in the primary market, and other commissions, net of fee and commission expenses.

(US$ million)	2Q25	1Q25	2Q24	QoQ (%)	YoY (%)	6M25	6M24	YoY (%)
Letters of credit and guarantees	7.8	6.7	6.5	17%	20%	14.5	12.5	16%
Structuring services	10.0	2.4	3.7	318%	171%	12.4	5.0	147%
Credit commitments	2.8	1.4	2.4	101%	18%	4.2	4.0	5%
Other fees and commissions income	0.1	0.4	0.1	-78%	-31%	0.5	0.9	-39%
Total fee and commission income	20.7	10.9	12.7	90%	63%	31.6	22.4	41%
Fees and commission expense	(0.8)	(0.3)	(0.2)	-132%	-303%	(1.2)	(0.4)	-190%
Fees and Commissions, net	$19.9	$10.6	$12.5	88%	59%	$30.5	$22.0	39%

Fees and Commissions, net, reached a record-level of $19.9 million in 2Q25 (+88% QoQ; +59% YoY) and totaled $30.5 million in 6M25 (+39% YoY). These results were driven by higher fees in each of the Bank’s business lines, achieving a standout, record-setting performance of its syndications desk, alongside higher fee income from our off-balance sheet business (letters of credit and commitments) driven by an effective strategic execution, strong cross-selling initiatives and optimized processes.

Panama City, Republic of Panama                             August 4, 2025

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR CREDIT LOSSES

(US$ million, except percentages)	2Q25	1Q25	4Q24	3Q24	2Q24	6M25	6M24

Allowance for loan losses
Balance at beginning of the period	$77.3	$78.2	$71.9	$63.3	$59.6	$78.2	$59.4
Provisions (reversals)	4.6	(0.9)	6.3	7.5	3.7	3.8	3.9
Recoveries (write-offs)	0.0	0.0	0.0	1.1	0.0	0.0	0.0
End of period balance	$81.9	$77.3	$78.2	$71.9	$63.3	$81.9	$63.3

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$11.3	$5.4	$7.4	$11.5	$8.6	$5.4	$5.1
Provisions (reversals)	0.5	6.0	(2.0)	(4.1)	2.9	6.5	6.4
End of period balance	$11.9	$11.3	$5.4	$7.4	$11.5	$11.9	$11.5

Allowance for Investment Portfolio losses
Balance at beginning of the period	$1.2	$1.3	$1.5	$1.4	$1.3	$1.3	$1.6
Provisions (reversals)	0.0	(0.1)	(0.2)	0.2	0.1	(0.1)	(0.6)
Recoveries (write-offs)	0.0	(0.0)	0.0	0.0	0.0	(0.0)	0.3
End of period balance	$1.2	$1.2	$1.3	$1.5	$1.4	$1.2	$1.4

Total allowance for the Credit Portfolio losses	$95.0	$89.8	$84.9	$80.8	$76.1	$95.0	$76.1

Allowance for cash and due from banks losses	$0.0	$0.2	$0.0	$0.0	$0.0	$0.0	$0.0

Total allowance for losses	$95.1	$90.0	$84.9	$80.8	$76.1	$95.1	$76.1

(at the end of each period)
Total allowance for losses to Credit Portfolio	0.8%	0.8%	0.8%	0.7%	0.7%	0.8%	0.7%
Credit-impaired loans to Loan Portfolio	0.2%	0.2%	0.2%	0.2%	0.1%	0.2%	0.1%
Impaired Credits to Credit Portfolio	0.2%	0.1%	0.2%	0.2%	0.1%	0.2%	0.1%
Total allowance for losses to Impaired credits (times)	5.1	5.3	5.0	4.7	7.5	5.1	7.5

Stage 1 Exposure (low risk) to Total Credit Portfolio	97.9%	97.9%	96.4%	95.7%	94.5%	97.9%	94.5%
Stage 2 Exposure (increased risk) to Total Credit Portfolio	2.0%	2.0%	3.5%	4.1%	5.5%	2.0%	5.5%
Stage 3 Exposure (credit impaired) to Total Credit Portfolio	0.2%	0.1%	0.2%	0.2%	0.1%	0.2%	0.1%

As of June 30, 2025, the total allowance for losses stood at $95.1 million, compared to $90.0 million at the end of 1Q25, and $76.1 million a year ago. The $5.0 million provision for credit losses in 2Q25 was mostly associated to strengthening the reserves allocated to exposures classified at Stage 2 with increased risk since origination and individually assessed credit reserves allocated to impaired loans on Stage 3. Allowances for losses associated with the Credit Portfolio represented a coverage ratio of 0.8% at the end of 2Q25.

As of June 30, 2025, the principal balance of impaired credits (Stage 3) increased to $18.7 million, or 0.2% of total Credit Portfolio, with ample reserve coverage, compared to $17.0 million in the previous quarter and $10.1 million a year ago. Total allowance for credit losses to impaired credits resulted in 5.1 times. Credits categorized as Stage 1 or low-risk credits under IFRS 9 accounted for 97.9% of total credits, while Stage 2 credits represented 2.0% of total credits.

Panama City, Republic of Panama                             August 4, 2025

OPERATING EXPENSES AND EFFICIENCY

(US$ million, except percentages)	2Q25	1Q25	2Q24	QoQ (%)	YoY (%)	6M25	6M24	YoY (%)
Operating Expenses
Salaries and other employee expenses	12.4	13.9	11.8	-11%	5%	26.3	23.4	12%
Depreciation and amortization of equipment, leases and leasehold improvements	0.7	0.7	0.6	4%	22%	1.4	1.2	19%
Amortization of intangible assets	0.3	0.3	0.3	7%	39%	0.7	0.5	42%
Other expenses	7.4	6.0	5.6	22%	31%	13.4	11.4	17%
Total Operating Expenses	$20.8	$21.0	$18.2	-1%	14%	$41.8	$36.5	15%
Efficiency Ratio	23.1%	26.9%	24.3%			24.9%	24.7%
Operating expenses totaled $20.8 million in 2Q25 (-1% QoQ; +14% YoY) and $41.8 million in 6M25 (+15% YoY). The YoY increases were primarily related to higher personnel expenses and other expenses aimed at enhancing business volumes, modernization and strengthening the Bank’s strategy execution capabilities.

The Efficiency Ratio improved to 23.1% in 2Q25, compared to 26.9% in 1Q25 and 24.3% in 2Q24, on the back of higher quarterly total revenues and well-controlled operating expenses. For the six months ended June 30, 2025, the Efficiency Ratio stood at 24.9%, nearly unchanged compared to 24.7% a year ago, reflecting a consistent disciplined approach to cost management.

CAPITAL RATIOS AND CAPITAL MANAGEMENT
The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	30-Jun-2025	31-Mar-2025	30-Jun-2024	QoQ (%)	YoY (%)
Total equity	$1,415	$1,371	$1,264	3%	12%
Tier 1 capital to risk weighted assets (Basel III – IRB) (10)	15.0%	15.1%	16.2%	-1%	-7%
Risk-Weighted Assets (Basel III – IRB) (10)	$9,433	$9,064	$7,799	4%	21%
Capital Adequacy Ratio (Regulatory) (11)	13.9%	13.5%	14.0%	3%	-1%
Risk-Weighted Assets (Regulatory) (11)	$10,156	$10,143	$9,101	0%	12%
Total assets / Total equity (times)	9.0	9.0	8.6	-1%	4%
Shares outstanding (in thousand)	37,231	37,154	36,787	0%	1%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 37.2 million common shares outstanding as of June 30, 2025. At the same date, the Tier 1 Basel III Capital Ratio, in which risk-weighted assets are calculated under the advanced internal ratings-based approach (IRB) for credit risk, resulted in 15.0%. Similarly, the Bank’s Capital Adequacy Ratio, as defined by Panama’s banking regulator under Basel’s standardized approach, was 13.9% as of June 30, 2025, well above the regulatory minimum.

Panama City, Republic of Panama                             August 4, 2025

RECENT EVENTS:

•Quarterly dividend payment: The Board of Directors approved a quarterly common dividend of $0.625 per share corresponding to 2Q25. The cash dividend will be paid on September 3, 2025, to shareholders registered as of August 15, 2025.
•Rating Updates: On July 2, 2025, Moody’s Investors Service affirmed Bladex’s all ratings, including its long- and short-term foreign currency deposit ratings at “Baa2/Prime-2”, respectively. The outlook on Bladex’s long-term foreign currency ratings remains “Stable”.

On May 28, 2025, S&P Global Ratings affirmed the Bank’s global issuer credit ratings at “BBB/A-2”. The outlook remains “Stable”.

On May 15, 2025, Fitch Ratings affirmed Bladex’s Long- and Short-Term Issuer Default Rating at ‘BBB/F2’, respectively. The outlook remains “Stable”. In addition, the Bank’s National Long- and Short-Term ratings were affirmed at ‘AAA(pan)’/Outlook Stable, and ‘F1+(pan)’, respectively.

NOTES:
•Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
•QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.
FOOTNOTES:

(1)Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.
(2)ROE refers to return on average stockholders’ equity which is calculated based on unaudited daily average balances.
(3)ROA refers to return on average assets which is calculated based on unaudited daily average balances.
(4)NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.
(5)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
(6)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
(7)The Bank’s “Credit Portfolio” includes (i) loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees (or the “Loan Portfolio”); (ii) principal balance of securities at FVOCI and at amortized cost, which excludes interest receivable and allowance for expected credit losses (or the “Investment Portfolio”); and (iii) loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit and guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.
(8)The Bank’s “Commercial Portfolio” includes loans – principal balance (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.
(9)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
(10)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.
(11)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015, 03-2016 and 05-2023, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
(12)Liquid assets consist of total cash and due from banks, excluding time deposits with original maturity over 90 days and other restricted deposits, as well as corporate debt securities rated A- or above. Liquidity ratio refers to liquid assets as a percentage of total assets.

Panama City, Republic of Panama                             August 4, 2025

(13)Loan Portfolio refers to loans – principal balance, which excludes interest receivable, allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
(14)Impaired Credits refers to Non-Performing Loans or NPLs and non-performing securities at FVOCI and at amortized cost.
(15)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses, allowance for investment securities losses and allowance for cash and due from banks losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, August 5, 2025, at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please click here to pre-register to our conference call or visit our website at http://www.bladex.com. Participants should register five minutes before the call is set to begin. The

Panama City, Republic of Panama                             August 4, 2025

webcast presentation will be available for viewing and downloads on http://www.bladex.com. The conference call will become available for review one hour after its conclusion.

For more information, please access http://www.bladex.com or contact:

Mr. Carlos Daniel Raad Chief Investor Relations Officer Tel: +507 366-4925 ext. 7925 E-mail: craad@bladex.com / ir@bladex.com

Panama City, Republic of Panama                             August 4, 2025

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION      EXHIBIT I

AT THE END OF
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2025	March 31, 2025	June 30, 2024	CHANGE	%	CHANGE	%
		(In US$ thousand)
Assets

Cash and due from banks	$1,997,581	$1,898,678	$1,905,420	$98,903	5%	$92,161	5%

Investment securities	1,377,813	1,276,167	1,146,484	101,646	8	231,329	20

Loans	8,583,899	8,709,983	7,443,597	(126,084)	(1)	1,140,302	15

Customers' liabilities under acceptances	602,232	437,094	284,997	165,138	38	317,235	111
Trading derivative financial instruments - assets	2,189	73	0	2,116	2,899	2,189	n.m.
Hedging derivative financial instruments - assets	63,713	32,492	92,652	31,221	96	(28,939)	(31)
Equipment, leases and leasehold improvements, net	19,417	19,233	15,821	184	1	3,596	23
Intangible assets	3,462	3,425	2,605	37	1	857	33
Other assets	23,901	17,712	15,038	6,189	35	8,863	59

Total assets	$12,674,207	$12,394,857	$10,906,614	$279,350	2%	$1,767,593	16%

Liabilities

Customer deposits	$6,491,382	$5,902,294	$5,321,142	$589,088	10	$1,170,240	22

Securities sold under repurchase agreements	196,562	458,492	302,765	(261,930)	(57)	(106,203)	(35)
Borrowings and debt, net	3,779,353	4,004,159	3,540,487	(224,806)	(6)	238,866	7
Interest payable	44,581	39,787	37,310	4,794	12	7,271	19

Lease Liabilities	18,713	18,993	16,148	(280)	(1)	2,565	16
Acceptance outstanding	602,232	437,094	284,997	165,138	38	317,235	111
Trading derivative financial instruments - liabilities	191	49	0	142	290	191	n.m.
Hedging derivative financial instruments - liabilities	69,217	111,317	94,578	(42,100)	(38)	(25,361)	(27)
Allowance for losses on loan commitments and financial guarantee contract	11,877	11,334	11,488	543	5	389	3
Other liabilities	44,619	40,667	34,104	3,952	10	10,515	31

Total liabilities	$11,258,727	$11,024,186	$9,643,019	$234,541	2%	$1,615,708	17%

Equity

Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(97,578)	(98,978)	(105,672)	1,400	1	8,094	8
Additional paid-in capital in excess of value assigned to common stock	120,854	120,213	120,735	641	1	119	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	149,665	149,639	136,019	26	0	13,646	10
Retained earnings	861,430	820,542	737,958	40,888	5	123,472	17
Other comprehensive income	5,919	4,065	(635)	1,854	46	6,554	(1,032)

Total equity	$1,415,480	$1,370,671	$1,263,595	$44,809	3%	$151,885	12%

Total liabilities and equity	$12,674,207	$12,394,857	$10,906,614	$279,350	2%	$1,767,593	16%

Panama City, Republic of Panama                             August 4, 2025

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS EXHIBIT II

(In US$ thousand, except per share amounts and ratios)
	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	June 30, 2025	March 31, 2025	June 30, 2024	CHANGE	%	CHANGE	%

Net Interest Income:
Interest income	$194,431	$189,420	$195,373	5,011	3%	$(942)	(0)%
Interest expense	(126,692)	(124,164)	(132,614)	(2,528)	(2)	5,922	4

Net Interest Income	67,739	65,256	62,759	2,483	4	4,980	8

Other income (expense):
Fees and commissions, net	19,912	10,583	12,533	9,329	88	7,379	59
Gain (loss) on financial instruments, net	2,161	1,984	(351)	177	9	2,512	716
Other income, net	230	126	99	104	83	131	132
Total other income, net	22,303	12,693	12,281	9,610	76	10,022	82

Total revenues	90,042	77,949	75,040	12,093	16	15,002	20

Provision for credit losses	(5,019)	(5,216)	(6,684)	197	4	1,665	25

Operating expenses:
Salaries and other employee expenses	(12,384)	(13,938)	(11,761)	1,554	11	(623)	(5)
Depreciation and amortization of equipment, leases and leasehold improvements	(721)	(693)	(591)	(28)	(4)	(130)	(22)
Amortization of intangible assets	(348)	(326)	(250)	(22)	(7)	(98)	(39)
Other expenses	(7,386)	(6,044)	(5,632)	(1,342)	(22)	(1,754)	(31)
Total operating expenses	(20,839)	(21,001)	(18,234)	162	1	(2,605)	(14)

Profit for the period	$64,184	$51,732	$50,122	$12,452	24%	$14,062	28%

PER COMMON SHARE DATA:
Basic earnings per share	$1.73	$1.40	$1.36
Diluted earnings per share	$1.73	$1.40	$1.36
Book value (period average)	$37.50	$36.83	$33.78
Book value (period end)	$38.02	$36.89	$34.35

Weighted average basic shares (in thousands of shares)	37,203	36,941	36,775
Weighted average diluted shares (in thousands of shares)	37,203	36,941	36,775
Basic shares period end (in thousands of shares)	37,231	37,154	36,787

PERFORMANCE RATIOS:
Return on average assets	2.1%	1.8%	1.9%
Return on average equity	18.5%	15.4%	16.2%
Net interest margin	2.36%	2.36%	2.43%
Net interest spread	1.70%	1.65%	1.74%
Efficiency Ratio	23.1%	26.9%	24.3%
Operating expenses to total average assets	0.69%	0.73%	0.68%

Panama City, Republic of Panama                             August 4, 2025

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS EXHIBIT III

(In US$ thousand, except per share amounts and ratios)
	FOR THE SIX MONTHS ENDED
	(A)	(B)	(A) - (B)
	June 30, 2025	June 30, 2024	CHANGE	%

Net Interest Income:
Interest income	$383,851	$388,945	$(5,094)	(1)%
Interest expense	(250,856)	(263,301)	12,445	5

Net Interest Income	132,995	125,644	7,351	6

Other income (expense):
Fees and commissions, net	30,495	22,005	8,490	39
Gain (loss) on financial instruments, net	4,145	(191)	4,336	2270
Other income, net	356	170	186	109
Total other income, net	34,996	21,984	13,012	59

Total revenues	167,991	147,628	20,363	14

Provision for credit losses	(10,235)	(9,713)	(522)	(5)

Operating expenses:
Salaries and other employee expenses	(26,322)	(23,431)	(2,891)	(12)
Depreciation and amortization of equipment, leases and leasehold improvements	(1,414)	(1,185)	(229)	(19)
Amortization of intangible assets	(674)	(474)	(200)	(42)
Other expenses	(13,430)	(11,435)	(1,995)	(17)
Total operating expenses	(41,840)	(36,525)	(5,315)	(15)

Profit for the period	$115,916	$101,390	$14,526	14%

PER COMMON SHARE DATA:
Basic earnings per share	$3.13	$2.76
Diluted earnings per share	$3.13	$2.76
Book value (period average)	$37.17	$33.69
Book value (period end)	$38.02	$34.35

Weighted average basic shares (in thousands of shares)	37,072	36,692
Weighted average diluted shares (in thousands of shares)	37,072	36,692
Basic shares period end (in thousands of shares)	37,231	36,787

PERFORMANCE RATIOS:
Return on average assets	1.96%	1.9%
Return on average equity	17.0%	16.5%
Net interest margin	2.36%	2.45%
Net interest spread	1.68%	1.77%
Efficiency Ratio	24.9%	24.7%
Operating expenses to total average assets	0.71%	0.68%

Panama City, Republic of Panama                             August 4, 2025

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES EXHIBIT IV

	FOR THE THREE MONTHS ENDED
	June 30, 2025			March 31, 2025			June 30, 2024
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks (1)	$1,702,178	$18,845	4.38%	$1,596,763	$16,848	4.22%	$1,895,631	$25,642	+0.0535128211202309000
Securities at fair value through OCI	120,400	1,812	5.95	126,743	1,757	5.54	97,621	1,144	4.64
Securities at amortized cost (2)	1,179,561	14,359	4.82	1,091,843	12,553	4.60	1,064,451	11,486	4.27
Loans, net of unearned interest (2)	8,502,456	159,415	7.42	8,403,207	158,262	7.53	7,317,976	157,101	8.49

TOTAL INTEREST EARNING ASSETS	$11,504,595	$194,431	6.69%	$11,218,556	$189,420	6.75%	$10,375,679	$195,373	7.45%

Allowance for loan losses	(34,776)			(85,300)			(61,641)
Non interest earning assets	700,141			578,899			545,211

TOTAL ASSETS	$12,169,959			$11,712,154			$10,859,249

INTEREST BEARING LIABILITIES
Deposits	$6,216,129	$74,507	4.74%	$5,623,600	$67,878	+0.0482809255829890000	$5,327,006	$76,808	5.70%
Securities sold under repurchase agreement	232,045	2,860	4.88	191,657	2,401	5.01	248,887	3,592	5.71
Short-term borrowings and debt	881,949	11,151	5.00	1,154,460	14,602	5.06	933,330	15,633	6.63
Long-term borrowings and debt, net (3)	2,717,418	38,174	5.56	2,763,148	39,282	5.69	2,686,722	36,581	5.39

TOTAL INTEREST BEARING LIABILITIES	$10,047,540	$126,692	4.99%	$9,732,865	$124,164	5.10%	$9,195,944	$132,614	5.71%

Non interest bearing liabilities and other liabilities	$727,274			$618,766			$421,218

TOTAL LIABILITIES	10,774,814			10,351,631			9,617,162

TOTAL EQUITY	1,395,145			1,360,523			1,242,087

TOTAL LIABILITIES AND EQUITY	$12,169,959			$11,712,154			$10,859,249

NET INTEREST SPREAD			1.70%			1.65%			1.74%

NET INTEREST INCOME AND NET INTEREST MARGIN		67,739	2.36%		65,256	2.36%		62,759	2.43%

(1)Gross of interest receivable and the allowance for losses relating to deposits.
(2)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(3)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

Panama City, Republic of Panama                             August 4, 2025

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES EXHIBIT V

	FOR THE SIX MONTHS ENDED
	June 30, 2025			June 30, 2024
	AVERAGE BALANCE	INTEREST	AVG. RATE	AVERAGE BALANCE	INTEREST	AVG. RATE
	(In US$ thousand)
INTEREST EARNING ASSETS
Cash and due from banks (1)	$1,649,762	$35,693	4.30%	$1,871,461	$50,668	5.36%
Securities at fair value through OCI	123,554	3,569	5.74	90,443	2,114	4.62
Securities at amortized cost (2)	1,135,944	26,912	4.71	1,032,899	21,144	4.05
Loans, net of unearned interest (2)	8,453,105	317,677	7.47	7,317,557	315,019	8.52

TOTAL INTEREST EARNING ASSETS	$11,362,365	$383,851	6.72%	$10,312,359	$388,945	7.46%

Allowance for loan losses	(59,899)			(60,147)
Non interest earning assets	639,855			564,090

TOTAL ASSETS	$11,942,322			$10,816,302

INTEREST BEARING LIABILITIES
Deposits	$5,921,501	$142,385	4.78%	$5,078,580	$146,542	5.71%
Securities sold under repurchase agreement	211,963	5,261	4.94	235,818	6,156	5.16
Short-term borrowings and debt	1,018,991	25,753	5.03	1,144,101	37,913	6.55
Long-term borrowings and debt, net (3)	2,740,157	77,457	5.62	2,696,188	72,690	5.33

TOTAL INTEREST BEARING LIABILITIES	$9,892,612	$250,856	5.04%	$9,154,687	$263,301	5.69%

Non interest bearing liabilities and other liabilities	$671,780			$425,610

TOTAL LIABILITIES	10,564,392			9,580,297

TOTAL EQUITY	1,377,930			1,236,005

TOTAL LIABILITIES AND EQUITY	$11,942,322			$10,816,302

NET INTEREST SPREAD			1.68%			1.77%

NET INTEREST INCOME AND NET INTEREST MARGIN		$132,995	2.36%		$125,644	2.45%

(1)Gross of interest receivable and the allowance for losses relating to deposits.
(2)Gross of interest receivable and the allowance for losses relating to financial instruments at amortized cost.
(3)Includes lease liabilities, net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

Panama City, Republic of Panama                             August 4, 2025

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS EXHIBIT VI

(In US$ thousand, except per share amounts and ratios)	FOR THE SIX MONTHS ENDED	FOR THE THREE MONTHS ENDED					FOR THE SIX MONTHS ENDED
		June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024
	June 30, 2025						June 30, 2024

Net Interest Income:
Interest income	$383,851	$194,431	$189,420	$197,405	$198,682	$195,373	$388,945
Interest expense	(250,856)	(126,692)	(124,164)	(130,468)	(132,052)	(132,614)	(263,301)

Net Interest Income	132,995	67,739	65,256	66,937	66,630	62,759	125,644

Other income (expense):
Fees and commissions, net	30,495	19,912	10,583	11,906	10,490	12,533	22,005
Gain (loss) on financial instruments, net	4,145	2,161	1,984	(620)	328	(351)	(191)
Other income, net	356	230	126	202	135	99	170
Total other income, net	34,996	22,303	12,693	11,488	10,953	12,281	21,984

Total revenues	167,991	90,042	77,949	78,425	77,583	75,040	147,628

Provision for credit losses	(10,235)	(5,019)	(5,216)	(4,038)	(3,548)	(6,684)	(9,713)
Total operating expenses	(41,840)	(20,839)	(21,001)	(22,897)	(21,042)	(18,234)	(36,525)

Profit for the period	$115,916	$64,184	$51,732	$51,490	$52,993	$50,122	$101,390

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA:
Basic earnings per share	$3.13	$1.73	$1.40	$1.40	$1.44	$1.36	$2.76

PERFORMANCE RATIOS:
Return on average assets	2.0%	2.1%	1.8%	1.8%	1.9%	1.9%	1.9%
Return on average equity	17.0%	18.5%	15.4%	15.5%	16.4%	16.2%	16.5%
Net interest margin	2.36%	2.36%	2.36%	2.44%	2.55%	2.43%	2.45%
Net interest spread	1.68%	1.70%	1.65%	1.69%	1.78%	1.74%	1.77%
Efficiency Ratio	24.9%	23.1%	26.9%	29.2%	27.1%	24.3%	24.7%
Operating expenses to total average assets	0.71%	0.69%	0.73%	0.80%	0.77%	0.68%	0.68%

Panama City, Republic of Panama                             August 4, 2025

BUSINESS SEGMENT ANALYSIS EXHIBIT VII

(In US$ thousand)	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	June 30, 2025	June 30, 2024	June 30, 2025	March 31, 2025	June 30, 2024
COMMERCIAL BUSINESS SEGMENT:

Net interest income	$118,685	$112,303	$59,657	$59,029	$55,937
Other income	32,400	22,452	21,519	10,881	12,742
Total revenues	151,085	134,755	81,176	69,910	68,679
Provision for credit losses	(10,257)	(10,314)	(5,182)	(5,075)	(6,604)
Operating expenses	(33,192)	(29,240)	(16,271)	(16,921)	(14,581)

Profit for the segment	$107,636	$95,201	$59,723	$47,914	$47,494
Segment assets	9,205,569	7,744,509	9,205,569	9,166,885	7,744,509

TREASURY BUSINESS SEGMENT:

Net interest income	$14,310	$13,341	$8,082	$6,227	$6,822
Other income (expense)	2,596	(468)	784	1,812	(461)
Total revenues	16,906	12,873	8,866	8,039	6,361
Reversal of (provision for) credit losses	22	601	163	(141)	(80)
Operating expenses	(8,648)	(7,285)	(4,568)	(4,080)	(3,653)

Profit for the segment	$8,280	$6,189	$4,461	$3,818	$2,628
Segment assets	3,444,737	3,147,067	3,444,737	3,210,260	3,147,067

TOTAL:

Net interest income	$132,995	$125,644	$67,739	$65,256	$62,759
Other income	34,996	21,984	22,303	12,693	12,281
Total revenues	167,991	147,628	90,042	77,949	75,040
Provision for credit losses	(10,235)	(9,713)	(5,019)	(5,216)	(6,684)
Operating expenses	(41,840)	(36,525)	(20,839)	(21,001)	(18,234)
Profit for the period	$115,916	$101,390	$64,184	$51,732	$50,122
Total segment assets	12,650,306	10,891,576	12,650,306	12,377,145	10,891,576
Unallocated assets	23,901	15,038	23,901	17,712	15,038
Total assets	12,674,207	10,906,614	12,674,207	12,394,857	10,906,614

Panama City, Republic of Panama                             August 4, 2025

CREDIT PORTFOLIO DISTRIBUTION BY COUNTRY EXHIBIT VIII

(principal balance in US$ million)	AT THE END OF
	(A)		(B)		(C)		(A) - (B)	(A) - (C)
	June 30, 2025		March 31, 2025		June 30, 2024		CHANGE	CHANGE
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding
ARGENTINA	$254	2	$362	3	$292	3	$(108)	$(38)
BOLIVIA	0	0	0	0	4	0	0	(4)
BRAZIL	1,501	12	1,480	12	1,153	11	21	348
CHILE	545	4	585	5	564	5	(40)	(19)
COLOMBIA	989	8	1,059	9	1,066	10	(70)	(77)
COSTA RICA	541	4	443	4	369	4	98	172
DOMINICAN REPUBLIC	930	8	931	8	893	9	(1)	37
ECUADOR	502	4	481	4	475	5	21	27
EL SALVADOR	100	1	75	1	55	1	25	45
GUATEMALA	1,299	11	1,179	10	874	8	120	425
HONDURAS	209	2	235	2	204	2	(26)	5
JAMAICA	89	1	63	1	64	1	26	25
MEXICO	1,193	10	1,330	11	1,073	10	(137)	120
MULTILATERAL ORGANIZATIONS	76	1	78	1	98	1	(2)	(22)
PANAMA	615	5	625	5	446	4	(10)	169
PARAGUAY	212	2	156	1	227	2	56	(15)
PERU	788	6	845	7	746	7	(57)	42
PUERTO RICO	40	0	28	0	0	0	12	40
SURINAME	150	1	0	0	0	0	150	150
TRINIDAD AND TOBAGO	188	2	169	1	162	2	19	26
UNITED STATES OF AMERICA	873	7	828	7	657	6	45	216
URUGUAY	156	1	122	1	61	1	34	95
OTHER NON-LATAM (1)	932	8	876	7	853	8	56	79
TOTAL CREDIT PORTFOLIO (2)	$12,182	100%	$11,950	100%	$10,336	100%	$232	$1,846

INTEREST RECEIVABLE	117		138		118		(21)	(1)

UNEARNED INTEREST AND DEFERRED FEES	$(32)		$(31)		$(18)		$(1)	$(14)

TOTAL CREDIT PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$12,267		$12,057		$10,436		$210	$1,831

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of June 30, 2025, Other Non-Latam was comprised of Canada ($76 million), European countries ($509 million ) and Asian-Pacific countries ($347 million ).
(2)Includes gross loans (or the "Loan Portfolio"), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

Panama City, Republic of Panama                             August 4, 2025

COMMERCIAL PORTFOLIO DISTRIBUTION BY COUNTRY EXHIBIT IX

(principal balance in US$ million)	AT THE END OF
	(A)		(B)		(C)		(A) - (B)	(A) - (C)
	June 30, 2025		March 31, 2025		June 30, 2024		CHANGE	CHANGE
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding
ARGENTINA	$254	2	$362	3	$292	3	$(108)	$(38)
BOLIVIA	0	0	0	0	4	0	0	(4)
BRAZIL	1,489	14	1,468	14	1,129	12	21	360
CHILE	516	5	556	5	508	6	(40)	8
COLOMBIA	925	9	995	9	1,051	11	(70)	(126)
COSTA RICA	533	5	435	4	361	4	98	172
DOMINICAN REPUBLIC	930	9	931	9	888	10	(1)	42
ECUADOR	502	5	481	5	475	5	21	27
EL SALVADOR	100	1	75	1	55	0	25	45
GUATEMALA	1,299	12	1,179	11	874	10	120	425
HONDURAS	209	2	235	2	204	2	(26)	5
JAMAICA	89	0	63	1	64	1	26	25
MEXICO	1,190	11	1,311	12	1,027	11	(121)	163
PANAMA	542	5	553	5	380	4	(11)	162
PARAGUAY	212	2	156	1	227	2	56	(15)
PERU	778	7	826	8	715	8	(48)	63
PUERTO RICO	40	0	28	0	0	0	12	40
SURINAME	150	1	0	0	0	0	150	150
TRINIDAD AND TOBAGO	188	2	169	2	162	2	19	26
URUGUAY	156	1	122	1	61	1	34	95
OTHER NON-LATAM (1)	717	7	741	7	724	8	(24)	(7)
TOTAL COMMERCIAL PORTFOLIO (2)	$10,819	100%	10,686	100%	$9,201	100%	$133	$1,618

INTEREST RECEIVABLE	101		125		105		(24)	(4)

UNEARNED INTEREST AND DEFERRED FEES	(32)		(31)		(18)		(1)	(14)

TOTAL COMMERCIAL PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$10,888		$10,780		$9,288		$108	$1,600

(1)Risk in highly rated countries outside the Region related to transactions carried out in the Region. As of June 30, 2025, Other Non-Latam was comprised of United States of America ($146 million), Canada ($32 million), European countries ($361 million) and Asian-Pacific countries ($178 million).
(2)Includes gross loans (or the "Loan Portfolio"), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers liabilities under acceptances.

Panama City, Republic of Panama                             August 4, 2025

INVESTMENT PORTFOLIO DISTRIBUTION BY COUNTRY EXHIBIT X

(principal balance in US$ million)	AT THE END OF
	(A)		(B)		(C)		(A) - (B)	(A) - (C)
	June 30, 2025		March 31, 2025		June 30, 2024		CHANGE	CHANGE
	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding
BRAZIL	$12	1	$12	1	$24	2	$0	$(12)
CHILE	29	2	29	2	56	5	0	(27)
COLOMBIA	64	5	64	5	15	1	0	49
COSTA RICA	8	1	8	1	8	1	0	0
DOMINICAN REPUBLIC	0	0	0	0	5	0	0	(5)
MEXICO	3	0	19	1	46	4	(16)	(43)
MULTILATERAL ORGANIZATIONS	76	6	78	6	98	9	(2)	(22)
PANAMA	73	5	72	6	66	6	1	7
PERU	10	1	19	1	31	3	(9)	(21)
UNITED STATES OF AMERICA	727	53	672	53	584	51	55	143
OTHER NON-LATAM (1)	361	26	291	24	201	18	70	160
TOTAL INVESTMENT PORTFOLIO (2)	$1,363	100%	$1,264	100%	$1,134	100%	$99	$229

INTEREST RECEIVABLE	16		13		13		3	3

TOTAL INVESTMENT PORTFOLIO, NET OF INTEREST RECEIVABLE, UNEARNED INTEREST & DEFERRED FEES	$1,379		$1,277		$1,147		$102	$232

(1)Risk in highly rated countries outside the Region. As of June 30, 2025, Other Non-Latam was comprised of Canada ($44 million), European countries ($148 million) and Asian-Pacific countries ($169 million).
(2)Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.